FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. nefos and Magic Software showcase Salesforce.com consulting and integration at  Cloudforce 2 event in Frankfurt

PRESS RELEASE

nefos and Magic Software showcase Salesforce.com consulting and integration at  Cloudforce 2 event in Frankfurt

-- Visit us at booth #1 - Platinum Sponsors --

Ismaning, Germany, March 22, 2010 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, together with nefos, a salesforce.com premier consulting partner, will exhibit at Cloudforce 2, as  platinum sponsors. The Cloudforce 2 event will take place at the Congress Center Messe Frankfurt on March 23, 2010. The central theme of the event is ‘making integration easy with cloud computing’.

Magic Software’s iBOLT for Salesforce CRM suite enables companies to integrate their CRM deployment with existing enterprise IT investments such as SAP or other on-premise business applications.

nefos is a premier consulting partner of salesforce.com’s and supports organizations in planning, implementing and operating cloud-based customer relationship solutions. The company uses iBOLT to integrate business applications for its customers throughout Switzerland and Germany. nefos offers a wide level of integration support from the definition of CRM processes and APEX development, through to global roll-out.

nefos and Magic Software are platinum sponsors and will share a stand (booth #1) at the event. They will be presenting customers and interested parties with their solutions and know-how portfolios for a wide spectrum of Salesforce CRM project requirements, with a particular focus on those requiring complex interfacing.

Magic Software’s iBOLT is available via the AppExchange and is a certified integration offering featuring an out-of-the-box adaptor for salesforce.com technologies. iBOLT is used in dozens of Salesforce CRM integration projects worldwide, including Bank of Cyprus UK, Clinical Financial Services, SkyVision, AeroScout and Tecan.

iBOLT for Salesforce CRM allows companies to:

•

Automatically convert business opportunities into orders

•

Increase the visibility of past due accounts

•

Integrate web, call center and POS purchase histories into the Salesforce CRM customer records

•

Incorporate small package delivery and freight tracking information in customer records

•

Import website leads automatically into the company’s prospecting lists

•

Integrate expense report data with accounting information

•

Automatically provision new Salesforce CRM users based on human resource system new hire triggers

-- ## --

iBOLT Resources

•

White Paper: Maximizing your Salesforce CRM Investment through Integration

•

Video: iBOLT for Salesforce CRM

•

Find out more about iBOLT

•

iBOLT customer stories

Notes for Editors

iBOLT is a code-free integration platform based upon a pre-compiled and pre-configured coding engine and a comprehensive integration technology stack featuring a graphical, wizards-based approach. Benefiting from over 25 years of application development technology experience, iBOLT enables both simple and complex business processes to be designed and implemented quickly and easily – and also makes it more cost-efficient to assimilate and integrate future IT application acquisitions.

iBOLT works natively with systems such as SAP Business One, SAP Business All in One, SAP R/3, Salesforce.com, Oracle JD Edwards, IBM i applications and databases (AS/400), Lotus Notes applications, forms and databases, Healthcare systems using HL7, Microsoft Dynamics CRM, EDI systems, and many more.

The iBOLT business and process integration suite has won SAP’s quality and innovation awards for three consecutive years in a row, from 2006 to 2008.

About nefos

nefos is a premier consulting partner of salesforce.com located in Zurich, Switzerland. The company supports organizations in planning, implementing and operating cloud-based customer relationship solutions. Customer specific integrations to legacy systems (e.g. SAP) or functional expansion of the Force.com platform are available through our development team. With deep experience from implementing complex salesforce.com solutions at large clients including integration with ERP systems, nefos delivers the services required to enable you to make the most of your CRM investments.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions – including Client/Server, Rich Internet Applications (RIA), Mobile and Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 13 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Press contacts:

USA

UK

Cathy Caldeira

Ranbir Sahota

Metis Communications

Vitis PR Agency

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Germany

Others

Hartmut Giesen

Arita Mattsoff
Publizistik Projekte

Magic Software
Tel: +49 (0)2471 921301

Tel. +972 (0)3 538 9292
Email: giesen@publizistik-projekte.de

Email: arita@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 nefos and Magic Software showcase Salesforce.com consulting and integration at Cloudforce 2 event in Frankfurt

Exhibit 10.1